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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO
                                 (RULE 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              MBT FINANCIAL CORP.
                           (Name of Subject Company)
                              MBT FINANCIAL CORP.
                      (Name of Filing Persons -- Offeror)
                          COMMON SHARES, NO PAR VALUE
                         (Title of Class of Securities)
                                   578877102
                     (CUSIP Number of Class of Securities)
                              MR. RONALD D. LABEAU
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                              102 E. FRONT STREET
                             MONROE, MICHIGAN 48161
                                 (734) 241-3431
                 (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on Behalf of Bidder)
                                   COPIES TO:

                              E. L. HERBERT, ESQ.
                              WERNER & BLANK, LLC
                              7205 W. CENTRAL AVE.
                               TOLEDO, OHIO 43617
                                 (419) 841-8051

                           CALCULATION OF FILING FEE

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
TRANSACTION VALUATION*: ....................................                      $23,125,000
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AMOUNT OF FILING FEE: ......................................                        $1,871
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

* Calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 1,250,000 shares, no par value, at the tender offer price of $18.50 per share in cash.

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

    Amount Previously Paid: ____________.
    Form or Registration No.: ____________.
    Filing Party: ____________.
    Date Filed: ____________.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ].
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

     This Tender Offer Statement on Schedule TO relates to an issuer tender offer by MBT Financial Corp., a Michigan corporation, to purchase up to 1,250,000 of its common shares, no par value. The Company is offering to purchase these shares at a price of $18.50 per share, net to the seller in cash, without interest. The Company's tender offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 30, 2003 and the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. This tender offer statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

ITEM 1.  SUMMARY TERM SHEET.

     The information set forth in the Offer to Purchase under the section captioned "Summary" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

     (a) The issuer of the securities to which this Schedule TO relates is MBT Financial Corp., a Michigan corporation (the "Company"), and the address of its principal executive office and its mailing address is 102 E. Front Street, Monroe, Michigan 48161.

     (b) This Schedule TO relates to the offer by the Company to purchase up to 1,250,000 (or such lesser number of shares as are properly tendered) of its common shares, no par value (the "Shares"), 19,115,141 of which Shares were outstanding as of October 27, 2003.

     (c) The information set forth in "Summary" and "Section 8. Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) The Filing Person to which this Schedule TO relates is the subject Company. For information regarding the subject Company, see Item 2(a) above.

     (b) The business address of each of the Company's directors and executive officers is 102 E. Front Street, Monroe, Michigan 48161. The names and titles are set forth below:

        Ronald D. LaBeau, Chairman of the Board of Directors and Chief Executive Officer
        Connie S. Cape, Director
        Joseph S. Daly, Director
        Thomas M. Huner, Director
        Gerald L. Kiser, Director
        Rocque E. Lipford, Director
        William D. McIntyre, Jr. , Director
        Michael J. Miller, Director
        Richard Sieb, Director
        Philip P. Swy, Director
        H. Douglas Chaffin, President and Chief Operating Officer
        Donald M. Lieto, Executive Vice President, Monroe Bank & Trust
        Herbert J. Lock, Secretary
        Thomas G. Myers, Executive Vice President, Monroe Bank & Trust
        James E. Morr, Executive Vice President and General Counsel, Monroe Bank & Trust
        John L. Skibski, Treasurer, MBT Financial Corp., and Senior Vice President and Chief Financial
        Officer, Monroe Bank & Trust

ITEM 4.  TERMS OF THE TRANSACTION.

     (a) The information set forth in "Summary" and "Section 1. -- Number of Shares; Price; Priority of Purchase," "Section 3. -- Procedures for Tendering Shares," "Section 4. -- Withdrawal Rights,"

"Section 5. -- Purchase of Shares and Payment of Purchase Price," "Section
6. -- Conditional Tender Procedures," "Section 9. -- Source and Amount of Funds," "Section 11. -- Information About Our Shares; Interests of Directors and Executive Officers and Monroe Bank & Trust; Transactions and Arrangements Concerning Shares," "Section 12. -- Effects of Our Offer on the Market for Shares; Registration under the Exchange Act," "Section 14. -- Federal Income Tax Consequences," and "Section 15. -- Extension of Our Offer; Termination; Amendment" of the Offer to Purchase is incorporated herein by reference.

     (b) The Company's directors, executive officers, and affiliates are entitled to participate in the offer on the same basis as all other shareholders. Monroe Bank & Trust, the Company's bank subsidiary, plans to tender 600,000 shares in the exercise of its discretion to sell those shares as trustee for various trusts owning the shares. Ronald D. LaBeau, Rocque E. Lipford, Herbert J. Lock, William D. McIntyre, Jr., Michael J. Miller, James E. Morr, Richard A. Sieb and John L. Skibski plan to tender 27,323 shares, 12,694 shares, 3,333 shares, 25,256 shares, 16,869 shares, 4,500 shares, 26,093 shares, and 720 shares, respectively. Additionally, participants in MBT Financial Corp.'s Employee Stock Purchase Plan are also entitled to participate in the offer as to their shares held in plan accounts on the same basis as all other shareholders, with the exception of the preference for odd lot holders. The Company is not aware of whether any participants in the Employee Stock Purchase Plan, none of whom are executive officers, will tender any of their shares in the plan for purchase by the Company. The information set forth in "Section
3. -- Procedures for Tendering Shares" and "Section 11. Information About Our Shares; Interests of Directors and Executive Officers and Monroe Bank & Trust; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (e) The information set forth in "Section 11. -- Information About Our Shares; Interests of Directors and Executive Officers and Monroe Bank & Trust; Transactions and Arrangements Concerning Shares" is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a)-(c) The information set forth in "Section 2. -- "Purpose of and Reasons for the Offer." And "Section 11. Information About Our Shares; Interests of Directors and Executive Officers and Monroe Bank & Trust; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in "Section 9. -- Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in "Section 7. -- Conditions of Our Offer" and "Section 9. -- Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth in "Section 11. -- Information about our Shares; Interests of Directors and Executive Officers and Monroe Bank & Trust; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) The information set forth in "Section 16. -- Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

     (a)-(b) Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

     (a)-(b) None.

ITEM 12.  EXHIBITS.

(a)(1)(i)       Form of Offer to Purchase, dated October 30, 2003.
(a)(1)(ii)      Form of Letter of Transmittal (including Certification of
                Taxpayer Identification Number on Form W-9).
(a)(1)(iii)     Notice of Guaranteed Delivery.
(a)(1)(iv)      Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                Companies and Other Nominees.
(a)(1)(v)       Form of Letter from Brokers, Dealers, Commercial Banks,
                Trust Companies and Other Nominees to their Clients.
(a)(1)(vi)      Instruction Form for Shares Held by Brokers, Dealers,
                Commercial Banks and Trust Companies.
(a)(1)(vii)     Form of Letter to Employee Stock Purchase Plan Participants
                with Instruction Form.
(a)(1)(viii)    Form of Letter to Shareholders of Company, dated October 30,
                2003, from Ronald D. LaBeau, Chairman and Chief Executive
                Officer of the Company.
(a)(1)(ix)      Guidelines for Certification of Taxpayer Identification
                Number on Substitute Form W-9.
(a)(1)(x)       Press Release issued by the Company, dated October 30, 2003.
(a)(1)(xi)      Questions and Answers Brochure
(b)             None.
(d)             None.
(g)             None.
(h)             None.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          MBT FINANCIAL CORP.

                                          By:     /s/ RONALD D. LABEAU
                                            ------------------------------------
                                                      Ronald D. LaBeau
                                            Chairman and Chief Executive Officer

Dated: October 30, 2003

                                 EXHIBIT INDEX

   EXHIBIT NO.                                 DESCRIPTION
   -----------                                 -----------
Ex. 99(a)(1)(i)        Form of Offer to Purchase, dated October 30, 2003.
Ex. 99(a)(1)(ii)       Form of Letter of Transmittal (including Certification of
                       Taxpayer Identification Number on Form W-9).
Ex. 99(a)(1)(iii)      Notice of Guaranteed Delivery.
Ex. 99(a)(1)(iv)       Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                       Companies and Other Nominees.
Ex. 99(a)(1)(v)        Form of Letter from Brokers, Dealers, Commercial Banks,
                       Trust Companies and Other Nominees to their Clients.
Ex. 99(a)(1)(vi)       Instruction Form for Shares Held by Brokers, Dealers,
                       Commercial Banks and Trust Companies.
Ex. 99(a)(1)(vii)      Form of Letter to Employee Stock Purchase Plan Participants
                       with Instruction Form.
Ex. 99(a)(1)(viii)     Form of Letter to Shareholders of Company, dated October 30,
                       2003, from Ronald D. LaBeau, Chairman and Chief Executive
                       Officer of the Company.
Ex. 99(a)(1)(ix)       Guidelines for Certification of Taxpayer Identification
                       Number on Substitute Form W-9.
Ex. 99(a)(1)(x)        Press Release issued by the Company, dated October 30, 2003.
Ex. 99(a)(1)(xi)       Questions and Answers Brochure